July 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 11, 2016
File No. 333-208842

Ladies and Gentlemen:

We are submitting this letter on behalf of Audentes Therapeutics, Inc. (the “Company”) in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on July 14, 2016 relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-208842) filed with the Commission on July 11, 2016 (the “Registration Statement”).

In response to the Staff’s question regarding the timing and mechanics of the automatic conversion of the Company’s convertible preferred stock to common stock, the Company respectfully informs the Staff that it has obtained written consent from holders of at least 66.67% of the outstanding shares of the Company’s convertible preferred stock that results in the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into common stock immediately prior to the closing of the Company’s initial public offering. Such closing will occur after the effectiveness of the Registration Statement, and is currently expected to occur on July 25, 2016.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

/s/ James Evans

James Evans

cc:

Matthew Patterson, Chief Executive Officer

Tom Soloway, Chief Financial Officer

Audentes Therapeutics, Inc.

Effie Toshav, Esq.

Robert Freedman, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Andrew Williamson, Esq.

Charles Kim, Esq.

David Peinsipp, Esq.

Cooley LLP